COMMENTS RECEIVED ON MARCH 15, 2011

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Corporate Bond 1-10 Year Central Fund
Fidelity Mortgage Backed Securities Central Fund
Fidelity Tactical Income Central Fund

AMENDMENT NO. 12

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

VIP Investment Grade Central Fund

AMENDMENT NO. 71

1. All funds

"Fund Summary" (Part A of the Registration Statements)

"Investment Advisers"

(Example from Fidelity VIP Investment Grade Central Fund)
"Fidelity Investments Money Management, Inc. (FIMM) is the fund's manager. FMR Co., Inc. (FMRC) and other affiliates of FIMM serve as sub-advisers for the fund."

C: The Staff would like confirmation that the sub-advisers do not manage more than 30% of a fund.

R: We confirm that "other investment advisers" do not manage 30% or more of a fund's assets.

2. All funds

"Fund Summary" (Part A of the Registration Statements)

"Purchase and Sale of Shares"

(Example from Fidelity Mortgage Backed Securities Central Fund)
"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requests that the first two paragraphs be removed, the third paragraph add information regarding redemption procedures, and the fourth paragraph be removed.

R: We believe the information in the first, second, and fourth paragraphs is consistent with the purchase and sale information required by Item 6(a) and (b). We believe the current level of detail in the third paragraph meets the Item 6(b) requirement to "briefly identify the procedures for redeeming shares," particularly given that each fund is offered for investment only to certain other mutual funds managed by FMR or an affiliate. Accordingly, we have not modified disclosure.

3. All funds

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

(Example from Fidelity VIP Investment Grade Central Fund)
"FIMM may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. FIMM may invest a significant portion of the fund's assets in these types of investments."

C: The Staff noted that since the funds disclose derivatives as a principal investment strategy we should refer to the letter from Barry Miller at the SEC to the ICI regarding derivative disclosure and make changes accordingly.

R: We are familiar with Barry Miller's letter to the ICI regarding derivatives disclosure and our current disclosure is consistent with that letter.

4. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

(Example from Fidelity Corporate Bond 1-10 Year Central Fund & Fidelity Mortgage Backed Securities Central Fund)
"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Directors and Officers (Trustees and Officers)" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Directors and Officers (Trustees and Officers)" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

5. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

6. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.